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                                                                      EXHIBIT 99

                 O//2//Micro(R) Reports Second Quarter Earnings

Santa Clara, CA and George Town, Grand Cayman, August 4, 2004. O//2//Micro(R) International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to manufacturers of products for the computer, consumer, industrial, and communications markets, reported its financial results today for the second quarter ended June 30, 2004.

Net sales for the second quarter were $24.1 million. Second quarter revenue of $24.1 million was an increase of 8% from the preceding quarter, and an increase of 15% over the comparable quarter of the prior year. Earnings per share for the second quarter, fully diluted, were 10 cents per share, compared to 10 cents per share in the preceding quarter and 6 cents per share in the comparable quarter of the prior year.

Net income for the second quarter of $4.1 million was a decrease of 1% from the preceding quarter, and an increase of 70% from the comparable quarter of the prior year. Second quarter R&D expenditures were $4.7 million, an increase of 3% from the preceding quarter, and a decrease of 3% from the comparable quarter of the prior year.

"O//2//Micro achieved significant revenue growth in Q2 while expanding its patent and product portfolios," said Sterling Du, Chairman and CEO of O//2//Micro.

Conference Call: O//2//Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing (800) 915-4836, no passcode required. A replay of the call will be available by phone until August 11th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #363006. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O//2//Micro

Founded in April 1995, O//2//Micro develops and markets innovative power management and security components for manufacturers of products for the computer, consumer, industrial, and communications markets. Products include Intelligent Lighting, Battery Charger and Management, DC/DC Converter, SmartCardBus(R) and 4-in-1 MemoryCardBus(TM) ICs.

O//2//Micro International maintains an extensive portfolio of intellectual property with 1524 patent claims granted, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O//2//Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O//2//Micro's products due to adverse economic conditions in general or specifically affecting O//2//Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in

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connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gil Goodrich
Director of Investor Relations, O//2//Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

               O//2//Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                    Three Months         Six Months
                                                       Ended               Ended
                                                      June 30,            June 30,
                                                 -----------------   -----------------
                                                   2004      2003     2004       2003
                                                 -------   -------   -------   -------
NET SALES                                        $24,065   $20,895   $46,261   $40,236

COST OF SALES                                      9,724     9,222    19,124    17,607
                                                 -------   -------   -------   -------

GROSS PROFIT                                      14,341    11,673    27,137    22,629
                                                 -------   -------   -------   -------

OPERATING EXPENSES
Research and development                           4,681     4,843     9,242     9,755
Selling, general and administrative                4,983     4,319     9,242     8,638
                                                 -------   -------   -------   -------
Total Operating Expenses                           9,664     9,162    18,484    18,393
                                                 -------   -------   -------   -------

INCOME FROM OPERATIONS                             4,677     2,511     8,653     4,236
                                                 -------   -------   -------   -------

NON-OPERATING INCOME (EXPENSES)
Interest income                                      254       294       485       573
Impairment loss on long-term investments              --        (6)       --       (17)
Gain on sale of long-term investments                 --        --       340        --
Foreign exchange gain                               (253)       --       (31)       --
Other - net                                            7        41        10         5
                                                 -------   -------   -------   -------
Total Non-operating Income                             8       329       804       561
                                                 -------   -------   -------   -------

INCOME BEFORE INCOME TAX                           4,685     2,840     9,457     4,797

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
INCOME TAX EXPENSE                                   537       401     1,103       671
                                                 -------   -------   -------   -------

NET INCOME                                         4,148     2,439     8,354     4,126

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries             (109)      112        61      (144)
Unrealized gain (loss) on available-for-sale
   securities                                         19        75       (67)      159
                                                 -------   -------   -------   -------
Total Other Comprehensive Income (Loss)              (90)      187        (6)       15
                                                 -------   -------   -------   -------

COMPREHENSIVE INCOME                             $ 4,058   $ 2,626   $ 8,348   $ 4,141
                                                 =======   =======   =======   =======

EARNINGS PER SHARE:

Basic                                            $  0.11   $  0.06   $  0.21   $  0.11
                                                 =======   =======   =======   =======
Diluted                                          $  0.10   $  0.06   $  0.21   $  0.11
                                                 =======   =======   =======   =======

SHARES USED IN EARNINGS PER SHARE CALCULATION:

Basic (in thousands)                              39,205    38,216    39,161    38,155
                                                 =======   =======   =======   =======
Diluted (in thousands)                            40,272    39,466    40,467    39,161
                                                 =======   =======   =======   =======

O//2//Micro International Limited and Subsidiaries

Consolidated Balance Sheets

                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                       December
                                                           June 30,       31,
                                                             2004        2003
                                                           --------    --------
                                                          (Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                  $ 72,141    $ 66,489
Restricted cash                                               1,894       1,892
Short-term investments                                       50,286      53,923
Accounts receivable - net                                    12,361       9,794
Inventories                                                   7,476       9,613
Prepaid expenses and other current assets                     3,595       3,365
                                                           --------    --------
Total Current Assets                                        147,753     145,076
                                                           --------    --------

LONG-TERM INVESTMENTS                                         7,498       7,865
                                                           --------    --------

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LAND, PROPERTY AND EQUIPMENT - NET                            9,406       4,880
                                                           --------    --------

OTHER ASSETS
Restricted assets - net                                      12,215      10,044
                                                           --------    --------
Other Assets                                                  1,324       1,428
                                                           --------    --------

TOTAL ASSETS                                               $178,196    $169,293
                                                           ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                 $  4,720    $  6,334
Income taxes payable                                          3,334       2,852
Accrued expenses and other current liabilities                5,648       5,380
                                                           --------    --------
Total Current Liabilities                                    13,702      14,566
                                                           --------    --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
   Authorized - 5,000,000 shares                                 --          --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 39,213,180 and 39,032,616 shares as of
      June 30, 2004 and December 31, 2003, respectively          39          39
Additional paid-in capital                                  138,645     137,076
Accumulated other comprehensive loss                           (527)       (521)
Retained earnings                                            26,337      18,133
                                                           --------    --------
Total Shareholders' Equity                                  164,494     154,727
                                                           --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $178,196    $169,293
                                                           ========    ========